                                  SCHEDULE 13G
                                 (Rule 13d-102)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 LSB Corporation
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   50215P1 00
                                 ---------------
                                 (CUSIP Number)

                        December 31, 2002 (annual filing)
                        ---------------------------------
             (Date of Event Which Requires Filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [_]    Rule 13d-1(b)
               [X]    Rule 13d-1(c)
               [_]    Rule 13d-1(d)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50215P1 00                    13G                    Page 2 of 6 Pages

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).
             William P. DeLuca, Jr.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

             U.S.
--------------------------------------------------------------------------------
                    5.   Sole Voting Power
   NUMBER OF                  10,500
    SHARES         -------------------------------------------------------------
 BENEFICIALLY       6.   Shared Voting Power
   OWNED BY                   414,300*
     EACH          -------------------------------------------------------------
  REPORTING         7.   Sole Dispositive Power
    PERSON                    10,500
     WITH          -------------------------------------------------------------
                    8.   Shared Dispositive Power
                              414,300*
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
             424,800*
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
             9.99%**
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)
             IN
--------------------------------------------------------------------------------

* Includes 8,900 shares held by a trust of which William P. DeLuca, Jr. is a trustee and 405,400 shares held by a corporation of which William P. DeLuca, Jr. is the Chairman of the Board of Directors and the controlling shareholder.
** Based upon 4,253,205 shares of Common Stock outstanding as of December 16,
   2002 as reported by the Issuer.

CUSIP NO. 50215P1 00                    13G                    Page 3 of 6 Pages

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).
             Lease and Rental Management Corp. (EIN 04-2651339)
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization
             Massachusetts
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
   NUMBER OF                  405,400
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   Shared Voting Power
   OWNED BY                   0
     EACH          -------------------------------------------------------------
  REPORTING          7.   Sole Dispositive Power
    PERSON                    405,400
     WITH          -------------------------------------------------------------
                     8.     Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
             405,400
--------------------------------------------------------------------------------
10.   Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                    [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
             9.53%*
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)
             CO
--------------------------------------------------------------------------------

* Based upon 4,253,205 shares of Common Stock outstanding as of December 16, 2002 as reported by the Issuer.

CUSIP No. 50215P1 00                    13G                    Page 4 of 6 Pages


Item 1(a)    Name of Issuer: LSB Corporation

Item 1(b)    Address of Issuer's Principal Executive Offices:
             30 Massachusetts Avenue, North Andover, Massachusetts 01845

Item 2(a) Name of Person Filing: William P. DeLuca, Jr. and Lease and Rental Management Corp.

Item 2(b)    Address of Principal Business Office or, if None, Residence:
             45 Haverhill Street, Andover, Massachusetts 01810

Item 2(c)    Citizenship: William P. DeLuca, Jr.: USA
             Lease and Rental Management Corp.: Massachusetts

Item 2(d)    Title of Class of Securities: Common Stock

Item 2(e)    CUSIP Number: 50215P1 00

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

      (a)    ___ Broker or dealer registered under section 15 of the Exchange
                 Act;
      (b)    ___ Bank as defined in Section 3(a)(6) of the Exchange Act;
      (c)    ___ Insurance Company as defined in Section 3(a)(19) of the
                 Exchange Act;
      (d)    ___ Investment Company registered under Section 8 of the Investment
                 Company Act;
      (e)    ___ An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E);
      (f)    ___ An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F);
      (g)    ___ A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G);
      (h)    ___ A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act;
      (i)    ___ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
      (j)    ___ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 50215P1 00                    13G                    Page 5 of 6 Pages

Item 4.       Ownership.

       As to William P. DeLuca, Jr.:

       (a)    Amount Beneficially Owned: 424,800* shares
       (b)    Percent of Class: 9.99%**
       (c)    Number of shares as to which such person has:
              (i)     sole power to vote or to direct the vote:                          10,500
              (ii)    shared power to vote or to direct the vote:                       414,300*
              (iii)   sole power to dispose or to direct the disposition of:             10,500
              (iv)    shared power to dispose or to direct the disposition of:          414,300*

       As to Lease and Rental Management Corp.:

       (a)    Amount Beneficially Owned: 405,400 shares
       (b)    Percent of Class: 9.53%**
       (c)    Number of shares as to which such person has:
              (i)     sole power to vote or to direct the vote:                           405,400
              (ii)    shared power to vote or to direct the vote:                               0
              (iii)   sole power to dispose or to direct the disposition of:              405,400
              (iv)    shared power to dispose or to direct the disposition of:                  0

       ---------------------

* Includes 8,900 shares of Common Stock held in a trust of which William P. DeLuca, Jr. is a trustee and 405,400 shares held by a corporation of which William P. DeLuca, Jr. is the Chairman of the Board of Directors and the controlling shareholder.
** Based upon 4,253,200 shares of Common Stock outstanding as of December 16,
   2002 as reported by the Issuer.

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable

CUSIP No. 50215P1 00                    13G                    Page 6 of 6 Pages

Item 8.       Identification and Classification of Members of the Group.

              Not applicable

Item 9.       Notice of Dissolution of Group.

              Not applicable

Item 10.      Certification.

              By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                           /s/ William P. DeLuca, Jr.
                                        ----------------------------------------
                                        William P. DeLuca, Jr.

                                        LEASE AND RENTAL MANAGEMENT CORP.,
                                        a Massachusetts corporation

                                        By:     /s/ William P. DeLuca, III
                                           -------------------------------------
                                           William P. DeLuca, III, its Treasurer

Dated:  January 21, 2003